SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of October, 2002

                Interstar Securitisation Management Pty Limited,
                    (in its capacity as trust manager for the
                   Interstar Millenium Series 2002-1G Trust)
             (Exact name of Registrant as specified in its Charter)

       Level 28, 367 Collins Street, Melbourne, Victoria, 3000, Australia
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]         Form 40-F


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No   [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.


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OTHER EVENTS

     On September 27, 2002 Interstar Securities (Australia) Pty Ltd advised that an entity within the Zurich Capital Markets Group (the ZCM Group) has been granted an option to acquire all of the issued capital of Interstar Securities Holdings Pty Ltd, a privately held Australian company. The option may be exercised on or before June 30, 2005. Interstar Securities (Australia) Pty Ltd. is a wholly owned subsidiary of Interstar Securities Holdings Pty Ltd.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Interstar Millennium Series 2002-1G Trust, by the undersigned, thereunto duly authorized.


                                        Interstar Securitisation  Management Pty
                                        Limited,   (in  its  capacity  as  trust
                                        manager  for  the  Interstar  Millennium
                                        Series 2002-1G Trust) (Registrant)



Dated: October 10, 2002

                                        By: /s/  Sam Kyriacou
                                           -------------------------------------
                                           Name:  Sam Kyriacou
                                           Title: Chief Executive Officer



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